

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 24, 2016

<u>Via E-mail</u>
Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, ROC

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 25, 2016**
> **File No. 0-30702**

Dear Ms. Chen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>Item 18. Financial Statements</u>

<u>Note 39. Segment Information, page F-52</u>

1. Please identify for us your two operating segments and provide us with your detailed analysis of how you concluded that aggregation into one reportable segment is appropriate under paragraph 12 of IFRS 8. Please address each criterion outlined in paragraphs 12(a) through (e).

2. We note from page 20 that you offer a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. You also offer change kit and socket design services. Please respond to the following:

- Identify your business activities, including the services offered by each cash-generating unit, and tell us what discrete financial information is available for those business activities.
- Explain to us how each cash generating unit relates to your operating segments.
- Identify for us your chief operating decision maker (CODM) and explain how you determined the CODM.
- Describe to us the information regularly provided to the CODM and tell us how frequently it is prepared.

3. Notwithstanding the above comments, please revise this note in future filings to provide all the disclosures required by paragraph 22, including paragraph 22(aa), of IFRS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

cc: Mr. Chris Lin, esq.